FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of NOVEMBER, 2001
                                         ----------

                             Trimark Oil & Gas Ltd.
                 (Translation of registrant's name into English)

                                     0-30196
                                    ---------
                                  (File Number)

      1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                              Form 20-F X Form 40-F
                                   -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes     No    X
                                             -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                        Rule 12g3-2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Trimark Oil & Gas Ltd.
                                       ----------------------------------------
                                       (Registrant)

Date   November 6, 2001                By  /s/ "Nick DeMare"
       -----------------               ----------------------------------------
                                       Nick DeMare, Director
                                       (Signature)*

     *Print the name and title of the signing officer under his signature.


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                             TRIMARK OIL & GAS LTD.
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                    Tel: (604) 685-9316 o Fax: (604) 683-1585
                    CDNX Symbol: TMK.V o OTCBB Symbol: TOGSF

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                      TRIMARK ADDS NEW DIMENSION TO COMPANY

NEWS  RELEASE                                                   NOVEMBER 6, 2001

Don Busby, President, Trimark Oil & Gas Ltd. ("Trimark") is pleased to announce that it has participated in the formation of a company, 20% owned by Trimark and 80% owned by Hilton Petroleum Ltd., called Hilton Technology Ltd. Hilton Technology Ltd. was formed to pursue the application to the oil and gas industry of certain products developed by Eyekon Technologies Inc., ("EYEKON") a private Canadian company.

EYEKON has developed a proprietary simulation and artificial intelligence technology that uses real-time data within non-linear simulated environments to determine optimum responses. Although the technology has applications within many vertical markets, EYEKON, through one of its subsidiary companies, has been successfully utilizing it to great advantage in the Oil and Gas industries with clients such as SUNCOR, SYNCRUDE and SHELL.

Several applications for the technology inside the Oil and Gas industry have been identified, specifically reservoir engineering and modeling, production optimization, directional drilling, and many offshore applications. In addition, there are many applications outside of the oil industry that the Company will be working with EYEKON to develop.

The first product to be developed entails the use of EYEKON's unique technology for use within a biological, chemical or nuclear attack simulation and response software package. Using real-time weather conditions, the system allows the user to simulate attacks within neighborhoods and/or national regions while visualizing fallout patterns and variable danger zones. Based on the simulation results, the system will also educate the user on evacuation routes and precautionary measures if exposure is, or may become a concern. The program will also have the added benefit of an early warning alert system which will give users immediate awareness should one of these events occur.

The program has also been developed as an educational tool which includes detailed information on more than 150 bio-chemical and germ warfare agents, including histories, precautionary measures, antidotes, and medical references. This consumer program will retail for approximately US $99 and will be regularly updated as new libraries are developed. The Company estimates that the potential target market in North America is approximately 44 million users. (Data compiled from the US Census Bureau "Home Computers and Internet Use in the United States:
August 2000". Please visit their site: http://www.census.gov/prod/2001pubs/p23-2 07.pdf )


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                                   - Page 2 -

PepperCom Inc. ("PepperCom"), a New York and San Francisco-based public relations firm, has been retained to assist in the consumer launch of the product. PepperCom, is ranked as the #2 mid-sized agency in the country. It is a full-service PR agency for Global 1000 companies and emerging technologies, and is known as a pioneer in positioning and partnerships.

The product will be expanded and enhanced to develop a second product for market to include corporate applications allowing simulations in real time to assist in optimizing current emergency response protocol. This comprehensive product will have the unique ability to visualize 3D simulations of the movement of people and vehicles in an emergency scenario therefore having the ability to identify deficiencies in emergency response plans. Optimization of these plans, via EYEKON's imbedded artificial intelligence, will eliminate these deficiencies and guide the user through safer alternatives. The market for this product includes office buildings, manufacturing facilities, institutions, amusement parks and municipalities. Eyekon will receive a 10% royalty on the price that the Company receives for these products. Product launch is expected to commence in December 2001. Current plans for expansion of the product line include applications in other countries.

For additional information on Trimark Oil & Gas Ltd. contact Des O'Kell at 1-888 -303-3361.


ON BEHALF OF THE BOARD


"Donald Busby"
Donald W. Busby, President


Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Trimark Oil & Gas Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the Company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the Company's periodic reports filed with the British Columbia Securities Commission and the Untied States Securities and Exchange Commission. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


       The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.


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